U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25	SEC FILE NUMBER 001-40147
NOTIFICATION OF LATE FILING	CUSIP NUMBER 74760R303

☒ Form 10-K ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q  ☐ Form 10D

☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

QualTek Services Inc.

Full Name of Registrant

Former Name if Applicable

475 Sentry Parkway E, Suite 200

Address of Principal Executive Office (Street and Number)

Blue Bell, PA 19422

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

QualTek Services Inc., a Delaware corporation (the “Company”), is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period without unreasonable effort or expense. As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2023 (the “8-K”), the Company, through its wholly-owned subsidiaries QualTek Buyer, LLC and QualTek LLC, entered into an amendment to each of (i) the Term Credit and Guaranty Agreement, dated as of July 18, 2018, among QualTek Buyer, LLC, QualTek LLC, certain subsidiaries of QualTek LLC and Citibank, N.A., as administrative agent and collateral agent (the “Term Loan Amendment”), and (ii) the ABL Credit and Guaranty Agreement, dated as of July 18, 2018, among QualTek Buyer, LLC, QualTek LLC, certain subsidiaries of QualTek LLC and PNC Bank, National Association, as administrative agent and collateral agent (the “ABL Amendment”). Additionally, as previously reported in the 8-K, on March 15, 2023, the Company did not make an interest payment of approximately $3.7 million due on its Senior Unsecured Convertible Notes due 2027. The Company has a 30-day grace period, or until April 14, 2023, to make the interest payment.

The Company has spent a considerable amount of time and effort on discussions and negotiations with respect to the Term Loan Amendment and the ABL Amendment as well as with regard to exploring strategic alternatives, restructuring the Company’s financing arrangements and related liabilities and improving liquidity. The Company continues to have discussions and negotiations with its creditors, and the outcome of such discussions and negotiations remains uncertain. The foregoing discussions and negotiations have diverted significant management time and internal resources from the Company’s processes for reviewing and completing its financial statements and related disclosures in a manner that would permit a timely filing of the 2022 Form 10-K without unreasonable effort or expense.

In addition, the Company is currently assessing the impact that the Term Loan Amendment and the ABL Amendment would have on the disclosures in the 2022 Form 10-K regarding the adequacy of its liquidity for the next twelve months as required by generally accepted accounting principles and Securities and Exchange Commission (“SEC”) disclosure requirements. Consistent with the Company’s disclosure in its Quarterly Report on Form 10-Q for the quarter ended October 1, 2022, the Company is likely to conclude that substantial doubt about its ability to continue as a going concern exists. Under the Company’s credit facilities, a going concern qualification in the opinion from the Company’s independent auditor would constitute a default. A failure to timely cure or obtain waivers for such default, which may be required as early as May 10, 2023, will constitute an event of default under the credit facilities.

The Company plans to file the 2022 Form 10-K with the SEC as soon as practicable and within the fifteen calendar day period provided by Rule 12b-25 for delayed filings.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:
Matthew J. McColgan (Name)	(484) (Area Code)	804-4500 (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $754 million for the year ended December 31, 2022. Cost of revenues for the year ended December 31, 2022 increased to approximately $666 million, which was attributable to higher input costs, particularly wage and fuel, along with an unfavorable project mix, particularly in the Company’s Telecom segment. For the year ended December 31, 2022, the Company expects to report an increase in net cash used in operating activities to approximately $69 million. The higher net cash outflow in operations during 2022 was primarily driven by the increased costs discussed above along with lower earnings in the Renewables & Recovery Logistics segment due to a less impactful tropical storm season, higher interest costs on the Company’s variable-rate debt, higher costs related to the business combination completed in February 2022 and costs related to operating as a public company. While the Company does not expect any significant changes to the aforementioned preliminary unaudited financial information, such preliminary financial information remains subject to change pending the completion of the Company’s financial statements as of and for the year ended December 31, 2022.

This notice contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the financial condition, results of operations, earnings outlook and prospects of QualTek and the timing of the filing of the 2022 Form 10-K. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of QualTek and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, QualTek’s ability to refinance, extend, restructure or repay outstanding debt, its liquidity needs to operate its business and execute its strategy and related use of cash, its ability to raise capital, including through the incurrence of debt, and its expectations regarding its ability to continue as a going concern, as well as those discussed and identified in public filings made with the SEC by QualTek. Should one or more of the risks or uncertainties materialize or should any of the assumptions made by the management of QualTek prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

QUALTEK SERVICES INC.

 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 3, 2023	By:	/s/ Christopher S. Hisey
Christopher S. Hisey
Chief Executive Officer